Filed by WillScot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Mobile Mini Inc.
Commission File No. 001-12804
Date: March 2, 2020

WillScot and Mobile Mini to Combine March 2, 20 20 Creating a North American Leader in Modular Space and Portable Storage

Forward - Looking Statements 2 This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . The words “estimates,” “expects,” “anticipates,” “believes,” “forecasts,” “projects,” “plans,” “intends,” “may,” “will,” “should,” “could,” “shall,” “continue,” “outlook” and variations of these words and similar expressions (or the negative thereof) identify forward - looking statements, which are generally not historical in nature . Certain of these forward - looking statements relate to the proposed business combination (the “Proposed Transaction”) involving WillScot Corporation (“WillScot”) and Mobile Mini, Inc . (“Mobile Mini”), including : expected scale ; operating efficiency ; stockholder, employee and customer benefits ; key assumptions ; timing of closing ; the amount and timing of revenue and expense synergies ; future financial benefits and operating results ; and integration spend, which reflects management’s beliefs, expectations and objectives as of the date hereof . Achievement of the expressed beliefs, expectations and objectives is subject to risks and uncertainties that could cause actual results to differ materially from those beliefs, expectations or objectives . These forward - looking statements are only estimates, assumptions and projections, and involve known and unknown risks and uncertainties, many of which are beyond the control of WillScot and Mobile Mini . Important Proposed Transaction - related factors that may cause such differences include, but are not limited to : the risk that expected revenue, expense and other synergies from the Proposed Transaction may not be fully realized or may take longer to realize than expected ; the parties are unable to successfully implement their integration strategies ; the inherent uncertainty associated with financial or other projections ; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including stockholder and regulatory approvals ; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement ; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events ; and disruptions to the parties’ businesses and financial condition as a result of the announcement and pendency of the Proposed Transaction . Other important factors include : the parties’ ability to manage growth and execute their business plan ; their estimates of the size of the markets for their products ; the rate and degree of market acceptance of their products ; the success of other competing modular space and portable storage solutions that exist or may become available ; rising costs adversely affecting their profitability (including cost increases resulting from tariffs) ; general economic and market conditions impacting demand for their products and services ; the value of WillScot shares to be issued in the Proposed Transaction ; the parties’ capital structure, levels of indebtedness and availability of credit ; expected financing transactions undertaken in connection with the Proposed Transaction ; third party contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction ; the ability to retain and hire key personnel and uncertainties arising from leadership changes ; the response of business partners as a result of the announcement and pendency of the Proposed Transaction ; the diversion of management attention from business operations to the Proposed Transaction ; the ability to implement and maintain an effective system of internal controls ; potential litigation and regulatory matters involving the combined company ; implementation of tax reform ; the intended qualification of the Proposed Transaction as a tax - free reorganization ; the changes in political conditions in the U . S . and other countries in which the parties operate, including U . S . trade policies or the U . K . ’s withdrawal from the European Union ; and such other risks and uncertainties described in the periodic reports WillScot and Mobile Mini file with the SEC from time to time including WillScot’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2018 , which was filed with the SEC on March 15 , 2019 , WillScot's Annual Report on Form 10 - K for the fiscal year ended December 31 , 2019 , which will be filed with the SEC today and Mobile Mini’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2019 , which was filed with the SEC on February 3 , 2020 , each of which are or will be available through the SEC’s EDGAR system at www . sec . gov . Investors are cautioned not to place undue reliance on these forward - looking statements as the information in this communication speaks only as of March 2 , 2020 or such earlier date as specified herein . WillScot and Mobile Mini disclaim any obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law . Investors should not assume that any lack of update to a previously issued “forward - looking statement” constitutes a reaffirmation of that statement . All subsequent written and oral forward - looking statements attributable to WillScot, Mobile Mini or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above . This presentation contains certain non - GAAP financial measures, including Adjusted EBITDA, and Adjusted EBITDA Margin, and Free Cash Flow . Adjusted EBITDA of $ 357 million for the 12 months ended December 31 , 2019 at WillScot is defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non - cash items considered non - core to business operations including net currency gains and losses, goodwill and other impairment charges, restructuring costs, costs to integrate acquired companies, costs incurred related to transactions, non - cash charges for stock compensation plans, and other discrete expenses . Adjusted EBITDA of $ 243 million for the 12 months ended December 31 , 2019 at Mobile Mini is defined as net income before discontinued operations, net of tax (if applicable), interest expense, income taxes, depreciation and amortization, and debt restructuring or extinguishment expense (if applicable), including any write off of deferred financing costs, further adjusted to exclude certain non - cash expenses, including share based compensation, as well as transactions that management believes are not indicative of their business . Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Revenue . Further information and reconciliations for these Non - GAAP measures to the most directly comparable US generally accepted accounting principles (GAAP) financial measures are included in the full Q 4 results presentations available at each of the respective company’s websites . Free Cash Flow is defined as Cash Flow from Operations, reduced by Net Capex . Net Capex is defined as purchases of rental equipment and refurbishments and purchases of property, plant and equipment, less proceeds from sale of rental equipment and proceeds from the sale of property, plant and equipment, which are all included in cash flows from investing activities . Information reconciling forward - looking non - GAAP measures is unavailable to the Company without unreasonable effort .

Important Information About the Proposed Transaction

WILLSCOT

mobile mini SOLUTIONS

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to the Proposed Transaction. In connection with the Proposed Transaction, WillScot will file a registration statement on Form S-4, which will include a document that serves as a prospectus of WillScot and a joint proxy statement of WillScot and Mobile Mini (the "joint proxy statement/prospectus"), and each party will file other documents regarding the Proposed Transaction with the U.S. Securities and Exchange Commission (the "SEC"). No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to WillScot's stockholders and Mobile Mini's stockholders. Investors and security holders will be able to obtain these documents (if and when available) free of charge from the SEC's website at www.sec.gov. The documents filed by WillScot with the SEC may also be obtained free of charge from WillScot by requesting them by mail at WillScot Corporation, 901 S. Bond Street, Suite 600, Baltimore, Maryland 21231. The documents filed by Mobile Mini may also be obtained free of charge from Mobile Mini by requesting them by mail at Mobile Mini, Inc. 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008.

Participants in the Solicitation

WillScot, Mobile Mini, their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about WillScot's directors and executive officers is available in WillScot's proxy statement, dated April 30, 2019 for the 2019 Annual Meeting of Stockholders, WillScot's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, WillScot's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which will be filed with the SEC today and WillScot's Current Reports on Form 8-K filed on May 17, 2019 and June 19, 2019. Information about Mobile Mini's directors and executive officers is available in Mobile Mini's proxy statement, dated March 12, 2019 for its 2019 Annual Meeting of Stockholders and Mobile Mini's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 3, 2020. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC, WillScot or Mobile Mini as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Today’s Presenters 4 Brad Soultz President and Chief Executive Officer, WillScot Kelly Williams President and Chief Executive Officer, Mobile Mini Tim Boswell Chief Financial Officer, WillScot

Compelling and Transformative Merger

Combination Creates Industry-Leading Specialty Leasing Platform

WILLSCOT — *A Leading Modular Space Solutions Provider*

Two Iconic Industry Leaders with Distinct but Complementary Portfolios and Enhanced Ability to Serve Customers

mobile mini SOLUTIONS — *A Leading Portable Storage Solutions Provider*

Market Cap	Enterprise Value	2019 Revenue [1]	2019 Adj. EBITDA [1][2]
~$4.1B	~$6.6B	~$1.7B	~$650M

Two Complementary Companies

Capabilities	Customers	Scale	Return Economics
Leading brands, premium products and services, broad geographic footprint, and scalable via acquisitions	Strong, longstanding relationships with customers; upselling opportunities and complementary and highly diversified customer base with limited concentration	Increased scale and comprehensive and differentiated offering enhance customer value proposition	High quality, recurring and predictable lease revenue with >30 months average lease duration; long lived assets with attractive unit economics and rapid payback period

1 Combined 2019 Revenue and Adj. EBITDA

2 Including $50M of anticipated run-rate cost synergies for this transaction (expect to capture ~80% of cost synergies in run-rate by year 2 post-close). Adjusted EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, net interest expense, depreciation and amortization adjusted for non-cash items considered non-core to business operations including net currency (gains) losses, goodwill and other impairment charges, restructuring costs, costs to integrate acquired companies, non-cash charges for stock compensation plans and other discrete expenses

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WILLSCOT
mobile mini SOLUTIONS

Transaction Summary

Transaction Structure	• All-stock merger of equals transaction • Combined equity value of ~$4.1B and enterprise value of ~$6.6B at announcement • For each Mobile Mini share, Mobile Mini shareholders will receive 2.4050 WillScot shares • WillScot shareholders will own 54% and Mobile Mini shareholders will own 46%
Management	• Chief Executive Officer: Brad Soultz • President & Chief Operating Officer: Kelly Williams • Chief Financial Officer: Tim Boswell • General Counsel: Chris Miner
Board of Directors	• Chairman: Erik Olsson • Lead Independent Director: Gerry Holthaus • 11 members total, with 6 members from current WillScot board and 5 members from current Mobile Mini board
Expected Synergies	• $50M of anticipated annual gross pre-tax cost synergies • Incremental upside from potential revenue synergies via expansion of service offerings and cross-selling
Capital Structure / Allocation	• Committed financing to facilitate the transaction includes a new $2.4Bn ABL (1) • Net leverage of 3.9x 2019 EBITDA (2) – Expected combined net leverage of 3.8x LTM EBITDA at close (3) • Expected >$290M of combined annual free cash flow generation in 2020 creates capital allocation flexibility (4)
Significant Shareholder	• TDR Capital has entered into customary voting agreement in support of the transaction and is expected to own ~25% of the combined company at closing – TDR Capital has a six month lock-up period and post lock-up, TDR Capital is prohibited from selling more than 50% of its shares for one year post lock-up – TDR Capital will exchange all of its shares of Williams Scotsman Holdings Corp. into ~10.6 million shares of WillScot Class A common stock and all shares of WillScot Class B Common Stock will be cancelled
Approvals / Closing	• Transaction approved by Board of Directors of both companies • Expected to close in Q3 2020, subject to satisfaction of customary closing conditions, including antitrust and WillScot and Mobile Mini shareholder approvals

1 The new ABL will be used to refinance WillScot and Mobile Mini's existing ABLs ($1.425Bn and $1.0Bn, respectively), and $250MM Mobile Mini unsecured notes as well as fund transaction related expenses
2 As of 12/31/2019. Including $50M of anticipated run-rate cost synergies for this transaction and estimated 2020 WillScot remaining cost synergies (net of inflation) of $29M from prior acquisitions (ModSpace, Acton and Tyson)
3 Including $50M of anticipated run-rate cost synergies for this transaction
4 Combined 2020E standalone Free Cash Flow, where Free Cash Flow is defined as Cash Flow from Operations – Net Capex. Free Cash Flow is non-GAAP financial measure, information reconciling forward-looking non-GAAP measures is unavailable to the Company without unreasonable effort

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WILLSCOT mobile mini SOLUTIONS

Compelling Strategic and Financial Rationale

Strategic

- ✓ Combination of a leading provider of Modular Space Solutions and a leading provider of Portable Storage Solutions
- ✓ Complementary fleet and enhanced ability to serve customers
  - Diversifies end markets and customer base
  - Leverages combined branch network and corporate infrastructure
- ✓ Combines two highly predictable leasing portfolios while adding unique multi-year growth levers
  - Recurring revenues with >30 months average lease duration and >20 years useful asset life
  - >90% of revenue from leasing operations and ~95% of revenue in North America
  - Complementary customer base
- ✓ Strengthens combined customer value proposition across diverse end markets via pull through from modular to storage and vice versa
- ✓ Brings together two industry leading, best-in-class teams with proven track record of delivering profitable growth and shareholder value

Financial

- ✓ Combined 2019 Revenue of ~$1.7B and 2019 Adj. EBITDA of ~$650M (1)
  - Expected combined 2020 Adj. EBITDA of ~$725M (1)(2)
- ✓ Combined market cap of ~$4.1B enhances liquidity and solidifies mid-cap profile
- ✓ Highly accretive transaction
  - Expected >10% free cash flow per share accretion for both sets of shareholders
- ✓ $50M of clearly identified annual cost synergies
  - Expected to capture ~80% of cost synergies in run-rate by year 2 post-close (3)
- ✓ Incremental upside from revenue synergies via expansion of service offerings and cross-selling
- ✓ Strong balance sheet and robust free cash flow profile creates capital allocation flexibility
  - Expected to generate ~$500M of annual free cash flow when fully achieved cost synergies (4)
- ✓ Tax efficient operating model with ~$1B of U.S. NOLs providing a >3 years tax shield

1 Including $50M of anticipated run-rate cost synergies for this transaction
2 Based on WillScot 2020 outlook (mid-point) and Mobile Mini 2020 outlook
3 Expected cost to achieve of ~150% of the cost synergies value or ~$75M
4 Free Cash Flow defined as Cash Flow from Operations – Net Capex. Free Cash Flow is non-GAAP financial measure, information reconciling forward-looking non-GAAP measures is unavailable to the Company without unreasonable effort

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Merger of Two Leading Specialty Leasing Platforms

WILLSCOT

- ✓ A leading provider of modular space solutions
- ✓ ~153k modular space and portable storage fleet units; representing over 76M sq. ft of lease space
  - – Average useful asset life of >20 years
  - – Average lease duration of 34 months
- ✓ ~120 locations in the U.S., Canada and Mexico
- ✓ >50k customers representing a highly fragmented portfolio

Mobile / Sales Offices



Complexes



VAPS



mobile mini SOLUTIONS

- ✓ A leading provider of portable storage solutions
- ✓ Rental fleet of ~200k storage solutions containers and office units and ~13k tank and pump units
  - – Average useful asset life of >20 years
  - – Average lease duration of 30 months
- ✓ 156 locations in the U.S., U.K., and Canada
- ✓ ~74k Storage Solutions customers across diverse end markets



Steel Storage Containers

Ground Level Offices





Tanks & Pumps

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Highly Complementary Fleets… 9 Steel Storage Containers 80% Ground Level Offices & Other Storage 14% Tank & Pump Solutions 6% Modular Space 83% Portable Storage 17% 2019 Fleet Count: 153k 2019 Fleet Count: 213k Modular Space 33% Steel Storage Containers & Portable Storage 54% Ground Level Offices & Other Storage 10% Tank & Pump Solutions 3% Combined 2019 Fleet Count: 366k

…Serving Attractive Markets 10 1 Mobile Mini revenue by end market based on estimate of rental revenue customer base 2 OECD (2019), Real GDP forecast (indicator ), accessed on March 1, 2020 Diverse End Markets… …Driving Strong Demand Construction 41% Commerical & Industrial 34% Retail / Consumer Services 8% Energy & National Resources 5% Other 12% 2019 Revenue by End Market (1) ABI Architectural Billing Index (ABI) has remained above 50 for 9 of the last 12 months averaging 50.3 with January 2020 at 52.2 2.3% and 1.5% U.S. and Canada 2019 GDP growth, respectively (2) Non - residential construction starts In - line with long term averages Potential federal and state infrastructure spend <5 % upstream Oil & Gas exposure Limited downside , long t erm growth opportunity Combined 2019 Revenue: $1.7B

Adding Scale to an Attractive Recurring Revenue Model 11 1.1 1.7 0.6 357 649 243 50 1.9 2.9 1.0 40% 34% Margin 39% Run - rate cost synergies 2019 Net Fleet Value ($B) 2019 Adj. EBITDA ($M) 2019 Revenue ($B)

Expands Customer Footprint for Both Companies 12 U.K. Branch Network Hawaii Branch Network >275 Locations to Provide Turn Key Office and Storage Solutions to the Combined Company’s ~85,000 Customers U.S. 89% Other North America 6% U.K. 5% 2019 Revenue by Geography (1) 1 Mobile Mini’s North America split (US vs. Other North America) estimated based on Mobile Mini’s branches

WILLSCOT
mobile mini SOLUTIONS

Proven Integration Model

WillScot Operations

Collaborative Assessment of Integration Planning (Pre-Close)

IT and Back Office

- Systems assessment
- Migration to single ERP platform
- Back office post IT migration

Commercial Coordination

- Cross-selling
- National accounts + verticals
- Maintain both sales structures

Field Optimization

- Office-storage cross sell optimization
- Logistics optimization

Mobile Mini Operations

WILLSCOT + mobile mini SOLUTIONS

Announcement | *Closing (T=0)* | *T+12 Months* | *T+24 Months*

Run-Rate Cost Synergies Executed: *~30% by ~12 Months* | *~80% by ~24 Months*

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Strong Track Record of Value Creation Through Synergies 14 WillScot on Track to Deliver >$70M of Previously Announced Cost Synergies, In - line with Public Announcement at the Time of Prior Acquisitions (Acton, Tyson and ModSpace ) $11M $60M $50M $11M $44M 1 As of 12/31/2019 Expected to fully achieve announced cost synergies in 2021 Originally Announced Cost Synergy Estimate Run - Rate Synergies Achieved to Date (1) $31M of synergies in LTM (1)

WILLSCOT
mobile mini SOLUTIONS

Substantial Cost Savings Opportunities

Anticipated Run-Rate Cost Synergies of $50M


$50M
Expected cost to achieve of ~150% of the cost synergies value or ~$75M
Other SG&A: ~$13M
Field Optimization: ~$17M
Back Office Optimization: ~$20M

Multiple Identified Opportunities

Other SG&A	✓ Optimization of professional fees and other spend (marketing, insurance, information technology etc.) (~$13M)
Field Optimization	✓ Reduction of redundant and overlapping facilities (~$8M) ✓ Logistics optimization (~$3M) ✓ Other field optimization (~$6M)
Back Office Optimization	✓ Consolidation of back office processes (~$20M)

Total Cost Synergies of $50M with Incremental Upside of Revenue Synergies; Expected to Capture ~80% of Cost Synergies in Run-Rate by Year 2 Post-Close

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Incremental Upside from Revenue Synergies

WILLSCOT
mobile mini SOLUTIONS

WillScot VAPS Offering


EXTERIOR
INTERIOR

Mobile Mini's Managed Services


RESTROOMS
FENCING
DUMPSTERS
MOBILE OFFICES
GENERATORS
LIGHTING
FORKLIFTS
REFERS
AERIAL LIFTS

- ✓ Cross-selling / customer pull through from modular to storage and vice versa
- ✓ Expansion of WillScot's "Ready to Work" service offering / other VAPS across Mobile Mini's GLOs
  - 30k Mobile Mini GLOs x 80% utilization assumption x $150 monthly WillScot VAPS / unit x 12 months x 80% contribution = ~$35M EBITDA potential as fleet churns
- ✓ Expansion of Mobile Mini's managed services offering across WillScot's office fleet
- ✓ Cross-application of other commercial best practices (e.g. yield management, national account penetration, salesforce productivity etc.)

Competitive Differentiation Through Enhanced Combined Value Proposition; Meaningful Customer Overlap in North America

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Strong Balance Sheet and Free Cash Flow

2020E Standalone FCF ($M) (1)



Expected to generate ~$500M of annual free cash flow when fully achieved cost synergies
~125
~165
~290
~500

2019 Net Leverage and Debt



Net Debt
$1.7B
$0.9B
$2.6B
4.3x (2)
3.6x
3.9x (3)
3.8x expected at closing



WILLSCOT
mobile mini
WILLSCOT + mobile mini

- ✓ 3.8x expected net leverage at closing and >$70M average quarterly free cash flow generation creates significant operating flexibility
  - Expected to generate ~$500M of annual free cash flow when fully achieved cost synergies
- ✓ Capital allocation strategy to include: organic growth initiatives, continued de-leveraging, accretive tuck-in M&A and return of capital
- ✓ $2.9B of fleet NBV with average useful asset life of >20 years provides significant capital flexibility

1 Free Cash Flow defined as Cash Flow from Operations – Net Capex. Free Cash Flow is non-GAAP financial measure, information reconciling forward-looking non-GAAP measures is unavailable to the Company without unreasonable effort
2 Including estimated 2020 WillScot remaining cost synergies (net of inflation) of $29M from prior acquisitions (ModSpace, Acton and Tyson)
3 Including $50M of anticipated run-rate cost synergies for this transaction and estimated 2020 WillScot remaining cost synergies (net of inflation) of $29M from prior acquisitions (ModSpace, Acton and Tyson)

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WILLSCOT

WillScot Q4 and Full Year 2019 Results Summary

Q4 Caps a Transformational Year at Willscot, with Total Revenues of $1,064M, up $312M, or 41.6%, and Adjusted EBITDA (1) of $357M, up $141M, or 65.4% (2)

1. **Delivered $278M of Revenue in Q4, an 8.0% Increase Over 2018**
   - **15.1%** — *YOY U.S. modular space AMR growth*
   - **8.0%** — *YOY U.S. modular leasing and services revenue growth*

2. **Delivered $98M of Adjusted EBITDA (1) in Q4, a 33.6% Increase Over 2018**
   - **80%** — *Estimated annualized cost synergies in our Q4 2019 results; estimated $14M of realized cost synergies in Q4*
   - **670bps** — *Improvement YOY Adj. EBITDA Margin (1) achieved in Q4*

3. **Inflected to $44M of Free Cash Generation and $9M of Net Income in Q4**
   - **$64M** — *YOY increase in Free Cash Flow (1)*
   - **$19M** — *YOY increase to Net Income*

4. **Q4 Run-Rate Supports 2020 Adjusted EBITDA (1) Guidance of $410-430M**
   - **18%** — *YOY growth at midpoint of range*
   - **~300bps** — *of margin expansion year over year*
   - **3.5-4.0x** — *Expected Net Leverage by Q4 2020*

1 Adjusted EBITDA, Adjusted EBITDA Margin, and Free Cash Flow are non-GAAP financial measures. Further information and reconciliations for these Non-GAAP measures to the most directly comparable US generally accepted accounting principles (GAAP) financial measures are included in the full Q4 results presentation available at the Company's webpage. Information reconciling forward-looking non-GAAP measures is unavailable to the Company without unreasonable effort

2 Full year 2019 growth includes impact of acquisitions

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WILLSCOT

Q4 Run-Rate Supports 2020 Adj. EBITDA Outlook of $410-430M

WillScot Adj. EBITDA Walk (1)



$M
$215M
19
196
69
$285M
23
262
(17)
57
36
6
(4)
$357M
32
325
42
$410-430M
2018 Adj. EBITDA
ModSpace Pre-Acquisition Contribution
2018 Proforma Adj. EBITDA
Volume Decline
Pricing & Other Organic Growth
Realized Synergy Savings
ASC 842 Adjustment (2)
2019 Adj. EBITDA
Volume Headwind
Pricing & Other Organic Growth
Estimated Synergy Savings
2020B Adj. EBITDA
U.S.
Other North America
ModSpace
PY Cumm Synergies Realized

Commentary

- ✓ 15-20% Adj. EBITDA growth to outlook range of $410M-430M for 2020
- ✓ >$45M of organic growth driven by continued rate and VAPS improvements, offsetting volume headwinds
  - Modular Space Unit and VAPS AMR growth of >10% across WillScot
- ✓ Organic growth and incremental synergies realized driving ~300bps of margin expansion
- ✓ Net Capex outlook range of $160M-180M for 2020 (1)
- ✓ Revenue growth to outlook range of $1.1B-1.2B for 2020

1 Adjusted EBITDA, Adjusted EBITDA Margin, and Net Capital expenditures ("Net Capex") are non-GAAP financial measures. Further information and reconciliations for these Non-GAAP measures to the most directly comparable US generally accepted accounting principles (GAAP) financial measure is included in the full Q4 results presentation available at the Company's webpage. Information reconciling forward-looking non-GAAP measures is unavailable to the Company without unreasonable effort.
2 In accordance with the adoption of ASU 2016-02, Leases (Topic 842) ("ASC 842"), effective January 1, 2019, we reversed the previous accounting for certain failed sale-leaseback transactions resulting in an increase to selling, general and administrative expenses in 2019

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20 $ $ VAPS Monthly Rate (1) VAPS Potential Revenue Growth (1) VAPS Average Monthly Rate / UOR Lift from Current Average Rate to LTM Delivered Rate VAPS LTM Average Monthly Rate / Unit Delivered 153 122 275 Current VAPS AMR / UOR Convergence LTM Delivered Rate 9 0k Units (1) $ 1 22 12 Months $ 1 31 M of Revenue x = x 127 153 198 275 Q4-18 as Reported Q4-19 as Reported (2) (2) Historical Progression of VAPS Average Monthly Rate (1) $ VAPS Revenue Growth >$130M Over Next 3 Years is Achievable x Realized VAPS monthly rate increases have been at 20% organic CAGR since Q1 2012 x Delivered VAPS rates up 39% year over year in Q4 2019 across the combined delivery volumes x VAPS growth driven by a combination of organic growth and turn over of ModSpace and Acton units being penetrated with WillScot VAPS offering Commentary 1 Excludes portable storage units 2 As reported results include the results of WillScot and ModSpace only for the periods subsequent to acquisition date for Average Mo nthly Rate / UOR and only subsequent to commercial cut - over date for LTM Average Monthly Rate / Unit Delivered. The ModSpace acq uisition closed Aug. 15, 2018. The ModSpace commercial cut - over occurred in November 2018

x After a thorough review of the industry prospects and strategic alternatives, the WillScot and Mobile Mini boards concluded the transaction is the best value creation opportunity for both shareholders x Key considerations included: ̶ Shareholder value creation potential based on strategic and financial profile of combined company ̶ Compelling cost and revenue synergy potential of combination ̶ Execution and integration capabilities of WillScot and Mobile Mini ̶ Complementary nature of fleets, footprint, strategic vision, and culture x Robust review process conducted by both companies: ̶ Review included input from independent financial, legal and commercial advisors ̶ Jointly and independently concluded that this is the preferred strategic partnership ̶ Board approval for both WillScot and Mobile Mini WillScot and Mobile Mini Are the Right Partners 21

Merger Benefits All Stakeholders 22 Brings Together Two Industry Leading , Best - in - Class Teams with Proven Track Record of Delivering Profitable Growth and Shareholder Value Unique Opportunity to Drive Substantial Value Creation Combines Two Leading Specialty Leasing Platforms $50M of Clearly Identified Cost Synergies with Incremental Upside from Potential Revenue Synergies Creates Scale Platform and Expands Customer Footprint Complementary Fleet and Enhanced Ability to Serve Customers